SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

AMENDMENT NO. 1 TO

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

East Kansas Agri-Energy, LLC

(Name of Issuer)

East Kansas Agri-Energy, LLC

(Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Danielle D. Smid

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC

666 Grand Avenue, Suite 2000

Des Moines, Iowa  50309

(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.     ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,097,484.40	$279.29

*                                         For purposes of calculating the fee only, this amount is based on 4,140 units (the number of common equity units of the Issuer to be converted into Class B or Class C units in the proposed Reclassification) multiplied by $2,197.46, the book value per unit of common equity computed as of September 30, 2007.

**                                  Determined by multiplying $9,097,484.40 by .00003070.

☒                                  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $279.29	Filing Party: East Kansas Agri-Energy, LLC

Form or Registration No.: Schedule 13E-3	Date Filed: October 22, 2007

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by East Kansas Agri-Energy, LLC, a Kansas limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder.  We are proposing that our unit holders approve a proposed Second Amended and Restated Operating Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C units.  If the transaction is completed, the units of our unit holders of record who hold 20 or more of our common equity units will be renamed as Class A units.  Our unit holders of record who hold as many as 19 units and as few as 10 units will receive one Class B unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold 9 or fewer units will receive one Class C unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  The effect of the reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.          Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “SPECIAL FACTORS – Overview of the Reclassification Transaction”  is hereby incorporated herein by reference.

ITEM 2.          Subject Company Information.

(Reg. M-A 1002)

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – East Kansas Agri-Energy, LLC” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the caption “MARKET PRICE OF EAST KANSAS AGRI-ENERGY, LLC UNITS AND DISTRIBUTION INFORMATION – Comparative Market Price Data” is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption “MARKET PRICE OF EAST KANSAS AGRI-ENERGY, LLC UNITS AND DISTRIBUTION INFORMATION – Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION – Prior Purchase of Membership Units” is hereby incorporated herein by reference.

ITEM 3.          Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a) – (c)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – East Kansas Agri –Energy, LLC” is hereby incorporated herein by reference.

During the last five years East Kansas Agri-Energy, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of East Kansas Agri-Energy, LLC.

Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is 1304 S. Main, Garnett, Kansas 66032.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.

William R. Pracht

Mr. Pracht has served as the chairman and director on our board since its inception. For the past five years, Mr. Pracht has been a self-employed farmer/rancher working near Westphalia, Kansas. He is one of the community leaders of the Cherry Mound
4-H Club as well as a member of the Anderson County Fair Board. Mr. Pracht serves as member of the board of directors of Valley Agri-Service, Inc. He has previously served on the Kansas Livestock Association Board of Directors and Chairman of the Tax Committee.

Roger J. Brummel	Mr. Brummel has served as a director on our board since its inception. Mr. Brummel has been the manager of the family owned business, Brummel Farm Service, since 1995.

Jill A. Zimmerman

Ms. Zimmerman has served as a director on our board since its inception. She is currently serving in the capacity as our secretary. Since January 2006, Ms. Zimmerman has been employed as the executive director of the Kansas FFA Foundation. Previously, she was employed as a certified lender for United Cooperatives, Inc. since September 2005. From February 2003 to August 2005, she was employed as our equity drive coordinator. For the year prior to that, she was the Director of Value-Added Programs for the Kansas Corn Growers Association in Garnett. From May 1996 to January 2002, Ms. Zimmerman was the County Extension Agent, Agriculture for Kansas State Research and Extension, Anderson County. In addition, Ms. Zimmerman is a partner with her brother in Zimmerman Farms, a small grain farming operation consisting of wheat and grain sorghum in Sumner County, Kansas.

Scott A. Burkdoll

Mr. Burkdoll has served as a director on our board since its inception. He is currently serving in the capacity of our Vice Chairman/Vice-President. He is an owner and operator of Burkdoll Bros., Inc. a Kansas family farm corporation. Mr. Burkdoll has served as Vice President for this company since 1978. He is part owner and has served since 1989 as Secretary/Treasurer of Sunflower Pork, Inc., which produces 75,000 head of market hogs annually. Mr. Burkdoll has been President of BG-5, LLC, an oil and gas production company in east central Kansas, since 1994. He is also an owner and managing member of Sunflower Central, LLC.

Glenn A. Caldwell

Mr. Caldwell has served as a director on our board since its inception. Mr. Caldwell is a retired U.S. Air Force Lt. Colonel and has served as President of Caldwell Enterprises Inc. since 1998. Since 1982, he has served as the President and General Manager of Caldwell Farms, Inc. operating several thousand tillable acres in 3 counties. In September 2007, Kansas Governor Kathleen Sebelius appointed Mr. Caldwell to the Kansas State Board of Agriculture.

Daniel L. Guetterman

Mr. Guetterman has served as a director on our board since its inception. He has been farming in northeast Kansas since 1969 and has been the owner/operator of DKG Farms, Inc. since 1999. Mr. Guetterman served 9 years on the board of the Kansas Soybean Association and the Kansas Corn Commission. He is currently a board member for the Kansas Department of Agriculture.

Charles P. Torrey

Mr. Torrey has served as a director on our board since August 22, 2005.  Mr. Torrey has spent his career in the securities and energy sectors as founder and past-Chairman/CEO of Energy Search, Inc. Currently Mr. Torrey serves as President of Alternative Energy Management, LLC.

Daniel V. Morgan

Mr. Morgan has served as a director on our board since its inception. Mr. Morgan is co-owner of H&M Angus Farms, Inc., a registered Angus seedstock producer in eastern Kansas. He is also a certified crop advisor and shares a Pioneer Seed dealership with his father.

Donald S. Meats

Mr. Meats has served as a director on our board since its inception. He lives on a farm near LeRoy, Kansas and operates a stocker program. He retired in 2001 from the LeRoy Coop after 36 years of employment; 33 years as general manager. He is currently employed by the First National Bank of LeRoy as an Agriculture Loan Officer.

Scott Brittenham

Mr. Brittenham has served as a director on our board since August 22, 2005.  Mr. Brittenham has served as the President for Ethanol Capital Partners, L.P. since April 2003. For the five years prior to that, he served as the President of Fidelity Mortgage Corporation.

Steve Doering

Mr. Doering has served as a director on our board since June 10, 2006. Mr. Doering has been admitted to practice before the Kansas District Courts, the Kansas Court of Appeals, the Kansas Supreme Court, and the United States District Court for the District of Kansas since 1977. He is a member of Anderson County, Fourth Judicial District, Kansas and American Bar Associations; Kansas Association for Justice; and the American Association for Justice. Mr. Doering previously served on the Fourth Judicial District Nominating Commission and was a former member of the board of directors, past president and vice president for the Kansas School Attorneys Association. He graduated from Kansas State University with a degree in mechanical engineering in 1973 and received his juris doctorate from Kansas University in 1977.

Thomas Leitnaker

Mr. Leitnaker joined us on July 1, 2005 as Controller, and commenced his duties as Chief Financial Officer on August 1, 2005. Mr. Leitnaker was employed as the controller for Kalmar Industries USA, Inc. from 1990 to June 2004.

To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding  (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.        Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)                                  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Overview of the Reclassification Transaction,” SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Purpose and structure of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS – Effects of the Reclassification Transaction on East Kansas; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of East Kansas,” “SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction,” “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – The Reclassification,” “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – Description of Proposed Other Changes in the Second Amended and Restated Operating Agreement,” “DESCRIPTION OF UNITS – Terms of the Class A Units to be Received in the Reclassification Transaction,” “DESCRIPTION OF UNITS – Terms of the Class B Units to be Received in the Reclassification Transaction,” and “DESCRIPTION OF UNITS – Terms of the Class C Units to be Received in the Reclassification Transaction” is hereby incorporated herein by reference.

(c)                                  The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS – Overview of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS –

Effects of the Reclassification Transaction on Unit Holders of East Kansas,” and “DESCRIPTION OF UNITS” is hereby incorporated herein by reference.

(d)                                 The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)                                  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)                                    Not applicable.

ITEM 5.        Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)                                  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Certain Relationships and Related Transactions,” is hereby incorporated herein by reference.

(b)                                 Not applicable.

(c)                                  Not applicable.

(e)                                  Not applicable.

ITEM 6.        Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8)

(b)                                 The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Effects of the Reclassification on East Kansas; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS – Effects of the Reclassification on East Kansas; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of East Kansas” is hereby incorporated herein by reference.

ITEM 7.        Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)                                 The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and  “SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)                                 The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Effects of the Reclassification Transaction on East Kansas; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of East Kansas” and “SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8.        Fairness of the Transaction.

(Reg. M-A 1014)

(a)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(b)                                 The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)                                 The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)                                    The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9.        Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification Transaction,” “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)                                 Not applicable.

(c)                                  Not applicable.

ITEM 10.      Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Financing the Reclassification Transaction,” “SPECIAL FACTORS – Fees and Expenses” is hereby incorporated herein by reference.

(b)                                 Not applicable.

(c)                                  The information set forth in the proxy statement under the caption “SPECIAL FACTORS – Fees and Expenses” is hereby incorporated herein by reference.

(d)                                 Not applicable.

ITEM 11.      Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Interests of Certain Persons in the Reclassification Transaction” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)                                 The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION – Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.      The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)                                 The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,”  “SPECIAL FACTORS – Background of the Reclassification Transaction” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)                                  The information set forth in the proxy statement under the captions “SPECIAL FACTORS – Background of the Reclassification” and “SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.      Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)                                  The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION – Selected Historical Financial Data” is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•                  Our Annual Report on Form 10-KSB for fiscal year ended December 31, 2006, including audited financial information;

•                  Our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2007, including unaudited financial information.

(b)                                 The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION – Selected Historical Financial Data” is hereby incorporated herein by reference.

ITEM 14.      Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)                                  The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS – Persons Making the Solicitation” is hereby incorporated herein by reference.

(b)                                 The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS – Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15.      Additional Information.

(Reg. M-A 1011(b))

(b)                                 The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.      Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)                                  Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)                                 Proposed Second Amended and Restated Operating Agreement. **

(f)                                    Not applicable.

(g)                                 Not applicable.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on December 18, 2007.

**Incorporated by reference to Appendix A of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAST KANSAS AGRI-ENERGY, LLC

Date:	December 17, 2007	/s/ William R. Pracht
William R. Pracht
President (Principal Executive Officer)